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                                                                                                EXHIBIT 12

                          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
                      COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                              PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS
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                                                      12 Months Ended
                                  March      December     December    December    December   December
                                   1994        1993         1992        1991        1990       1989

                                                 (In Thousands of Dollars)
Net Income...................   $326,215     $309,866     $264,347     $233,681   $175,446   $276,291
Taxes on Income..............    152,798      140,833      105,994       88,041     22,818     84,704
Adjusted Net Income..........   $479,013     $450,699     $370,341     $321,722   $198,264   $360,995
Fixed Charges:
 Interest and Amortization
 of Debt Discount and Expense
 and Premium on all
 Indebtedness................   $200,062     $199,415     $200,848     $213,616   $194,656    167,503
 Capitalized Interest........     14,904       16,167       13,800       20,953     25,748      5,842
 Interest Factor in Rentals..      2,048        2,144        2,033        1,801      1,840      2,388
   Total Fixed Charges.......   $217,014     $217,726     $216,681     $236,370   $222,244   $175,733

Preferred and Preference
 Dividend Requirements: (1)
 Preferred and
  Preference Dividends.......    $41,350      $41,839      $42,247      $42,746    $40,261    $32,381
 Income Tax Required.........     19,112       18,763       16,729       15,916      5,166      9,779
Total Preferred and Preference
 Dividend Requirements.......    $60,462      $60,602      $58,976      $58,662    $45,427    $42,160

Total Fixed Charges and
 Preferred and Preference
 Dividend Requirements.......   $277,476     $278,328     $275,657     $295,032   $267,671   $217,893

 Earnings (2)................   $681,123     $652,258     $573,222     $537,139   $394,760   $530,886

Ratio of Earnings to
 Fixed Charges...............       3.14         3.00         2.65         2.27       1.78       3.02

Ratio of Earnings to
 Combined Fixed Charges and
 Preferred and Preference
 Dividend Requirements.......       2.45         2.34         2.08         1.82       1.47       2.44

(1)  Preferred and  preference dividend  requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred stock and preference stock.

(2)  Earnings are  deemed to  consist of  net income  which  includes  earnings  of  BGE's  consolidated subsidiaries, equity  in the net income of BGE's unconsolidated subsidiary, income taxes (including deferred income  taxes and  investment tax  credit  adjustments),  and  fixed  charges  other  than capitalized interest.
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